Filer: Landry's Seafood Restaurants, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Rainforest Cafe, Inc.
                      Commission File No.:  000-27366


                               CORRECTED COPY


                     LANDRY'S SEAFOOD RESTAURANTS, INC.
               ANNOUNCES AGREEMENT TO ACQUIRE RAINFOREST CAFE

HOUSTON, TEXAS (FEBRUARY 9, 2000)

ANNOUNCEMENT OF THE MERGER

Landry's Seafood Restaurants, Inc. ("LNY"/NYSE) announced today the signing of a definitive merger agreement to acquire Rainforest Cafe, Inc. (NASDAQ:RAIN), for approximately $125 million to be paid by Landry's in a combination of common stock (65%) and cash (35%) (based on an assumed value of $9.00 per share of Landry's common stock). The transaction has an initial value of $125 million, or $5.23 per Rainforest share or a current value of approximately $5.54 per Rainforest share based on today's closing price of Landry's stock. However, the transaction value to the Rainforest shareholder will increase or decrease depending upon changes in Landry's stock price.

ABOUT RAINFOREST CAFE

Rainforest Cafe opened its first domestic restaurant in 1994 in the Mall of America in Minneapolis, Minnesota, and went public shortly thereafter. The Company accelerated its expansion and opened seven restaurants in 1997 and eight restaurants in 1998. The Rainforest Cafe's international expansion started with the first unit in London, England in 1997. Presently, Rainforest Cafe operates 28 domestic restaurants and licenses 10 international Rainforest Cafe's in five countries ( including, Canada, France, China , Mexico, and the United Kingdom). The company has sought to differentiate itself by providing high quality, freshly prepared food and offering proprietary retail merchandise in a rain forest themed restaurant. Rainforest Cafe is a highly visually and audibly exciting concept. There is no practical comparison to other "poorly concepted" themed venues. The company's restaurants appeal to a broad base of customers and are typically located in high profile locations. In fact, six of the company's 28 restaurants are "Icon" properties that, in 1999, averaged revenues of over $15 million per Icon unit, with stable sales trends. Also, the Company operates an additional 22 restaurants, with average sales of $6 to $7 million per year. In addition, Rainforest Cafe is in a strong financial position with no debt and approximately $37 million in cash and investments. Rainforest Cafe plans to open two additional Icon units in 2000 in San Francisco's Fisherman's Wharf and at Downtown Disney at the Disneyland Resort in Anaheim, opening the end of 2000. Rainforest Cafe received the Nation's Restaurant News "Hot Concept" award in 1997 and routinely receives national and international recognition for its innovations and food quality.

ABOUT LANDRY'S SEAFOOD RESTAURANTS, INC.

Landry's is the second largest and fastest growing casual-dining seafood restaurant chain in the United States. With over 150 restaurants in 33 states, Landry's has been one of the preeminent restaurant growth stocks since becoming a public company in 1993. The Company plans to open 15 to 16 new restaurants in 2000. Landry's operates its seafood restaurants under several brand names, including the industry leading Joe's Crab Shack restaurant, Landry's Seafood House division and the Crab House restaurants. Landry's also is the developer and operator of the Kemah Boardwalk in Houston, Texas. This project is a 40-acre development, largely owned in fee simple by Landry's, that includes eight Landry's restaurants, an upscale hotel, multiple retail shops, amusement attractions, plazas, fountains, and a 450-slip marina. The entire project and its businesses are owned and operated by Landry's.

The Company's latest restaurant innovation is the Aquarium - an underwater dining adventure . The 25,000 square foot restaurant includes 100,000 gallons of aquariums in a highly themed "underwater" environment. Landry's is presently evaluating locations for an additional 1 to 2 Aquarium restaurants per year.

WHY LANDRY'S ASKED FOR THE MERGER

Landry's Seafood Restaurants, Inc. contacted Rainforest Cafe subsequent to the announcement of other proposed merger talks. With Rainforest management's consent, Landry's has performed several weeks of due diligence on Rainforest Cafe's business. Based upon this review and pre-existing knowledge, Landry's believes the following:

1. Rainforest Cafe has developed a nationally and internationally recognized brand name and restaurant concept with only 38 total restaurants (domestic and international franchised).

2. The creative and innovative forces in both Companies will create a dynamic and powerful element in the restaurant industry.

The Rainforest Cafe theme restaurant is superior to other less successful "theme" restaurants. Landry's believes that the Rainforest Cafe concept includes elements that create ongoing and continued consumer interest, and continued purpose for existence. However, Landry's further believes opportunities exist to improve Rainforest Cafe's menu strategy and execution - including food pricing points, food style and mix.

Rainforest Cafe's original unit in the Mall of America and at least five other Icon restaurants operate at extremely high volumes with relatively stable revenues. Nearly all of the Rainforest Cafe units currently generate positive cash flow and based upon the purchase price will grant an acceptable return on investment.

WHY RAINFOREST AGREED TO BE ACQUIRED

Rainforest Cafe's current corporate executive management, who will resign with the closing of the merger, agree that:


1. There are over 100 small-cap public restaurant companies most of which probably should not be separate public companies. Institutional investor sentiment seems to currently favor larger capitalized companies that can provide greater investment liquidity and slower, more stable growth. Size does matter, and a merger with Landry's can create a large, well- capitalized upper tier restaurant company. The combined companies should trade at a market cap within the top 25% of all food service companies, improve market liquidity and increase average trading volumes for both companies' shareholders.

2. Landry's management and personnel have experienced rapid growth and the relevant "growth pains" that are a frequent result. The company has seen that Landry's operations are performing very well and that the financial trends are significantly positive. Rainforest Cafe's management believes that the Rainforest Cafe concept could draw on Landry's 20 years of strong restaurant and general business acumen and expertise, particularly the drive of the Company's executive management, notably Tilman J. Fertitta, Chairman of the Board, President and Chief Executive Officer of Landry's. Rainforest Cafe concept could effectively utilize such leadership.

3. The combined companies could effectively achieve substantial synergies of efforts and costs.

4. Rainforest Cafe's operational personnel, with oversight by Landry's executives, will seek to make moderate food and operational changes to increase guest frequency and trial, and increase top of the mind awareness (i.e., increased advertising and marketing of the Rainforest Cafe concept.)

5. The merger of the two companies will eliminate the pressure to grow the Rainforest Cafe concept while the operations executives focus on the 38 existing restaurant operations.

Mr. Lyle Berman, Chairman of Rainforest Cafe, said, "I have personally known the Landry's management team since we started the Rainforest Cafe concept. Through our business dealings over the years and from watching the growth of the Landry's chain of restaurants, I have developed the utmost respect for Tilman J. Fertitta as a restaurant operator, businessman and as the leader of a public company. As a result of my faith in his leadership and others in his organization, I am confident this is the team to take Rainforest Cafe to the next level."

DESCRIPTION OF THE MERGED COMPANIES

Upon the merger of Landry's and Rainforest, there will be no changes in the executive officers or directors of Landry's and the company will have over 22,000 employees in 33 states. The combined companies expect to achieve in 2000 combined revenues of approximately $750 million on a pro forma full year basis and EBITDA of nearly $90 million. Landry's management expects the merger to close by May 1, 2000 and to be accretive to 2000 earnings by up to $0.05 per share.

TECHNICAL DESCRIPTION OF THE MERGER

Under the terms of the Merger Agreement, Rainforest Cafe will be merged with a subsidiary of Landry's thereby becoming a wholly-owned subsidiary of Landry's. The purchase method of accounting will be used for the merger. In the merger, each share of Rainforest stock will be converted, at the shareholder's election, into the right to receive $5.23 in cash, or .5816 shares of Landry's common stock for each Rainforest common share outstanding, subject to mandatory proration, so that as a result of the transaction, 65% of Rainforest shares will be converted into Landry's stock and the remaining 35% into cash. Landry's will issue approximately 9,028,000 common shares and pay $43,750,000 in cash for all of the outstanding stock of Rainforest.

In connection with the merger, Lyle Berman and Steven Schussler, major shareholders of Rainforest holding 7.8% and 2.8% of Rainforest's outstanding shares, respectively, have entered into agreements with Landry's to, among other things, vote their shares in favor of the transaction. Lyle Berman, Kenneth W. Brimmer, Steven W. Schussler, and Ercument Ucan, the Chairman of the Board/Chief Executive Officer, President, Senior Vice President - Development, and Senior Vice President - Retail, of Rainforest, respectively, have entered into employee termination, consulting and non-competition agreements with Landry's.

The transaction is subject to customary conditions including, among others, approval of Rainforest's shareholders and regulatory approvals and consents.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Rainforest and Landry's. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Rainforest and Landry's with the Commission at the Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Landry's by directing such request to Landry's Seafood Restaurants, Inc., 1400 Post Oak Blvd., Suite 1010, Houston, Texas 77056, Attention: Investor Relations, telephone 713/850-1010, e-mail clj@ldry.com.

This release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21 E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, changes in restaurant sales and development plans, changes in costs of food, labor, development and employee benefits, conditions beyond the Company's control such as weather or natural disasters, as well as general market conditions, competition, pricing, employee turnover, and the timing of opening of new restaurants. In addition, there is no assurance that the proposed acquisition will actually be consummated, and if consummated, whether management will be able to smoothly integrate Rainforest operations and business, or whether store sales declines of Rainforest can be mitigated to maintain the Company's existing business and achieve reasonable financial results. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. The Company does not expect to update forward-looking statements continually as conditions change.

CONTACT:   TILMAN J. FERTITTA      OR      PAUL S. WEST
           PRESIDENT AND C.E.O.            VICE PRESIDENT--FINANCE AND C.F.O.
           (713) 850-1010                  (713) 850-1010